News
Contact:	Leon Mazur
315.428.5876

NIAGARA MOHAWK ANNOUNCES EXPIRATION OF
PREFERRED STOCK TENDER OFFER

SYRACUSE, N.Y., Mar. 28, 2002-- Niagara Mohawk, a National Grid company (LSE: and NYSE: NGG), announced today that its offers to purchase all of the outstanding shares of seven series of its cumulative preferred stock had expired at 5:00 p.m., EST, on Wednesday, March 27, 2002. According to the Bank of New York, the depositary for the tender offer, the results of the offers, subject to final verification, were as follows:

Series	Number of Shares Tendered	Percentage of Series Tendered	Number of Shares that Remain Outstanding
Fixed/Adjustable Rate Series D	1,886,900	62.90%	1,113,100
3.40% Series	135,598	67.80%	64,402
3.60% Series	206,982	59.14%	143,018
3.90% Series	137,862	57.44%	102,138
4.10% Series	149,279	71.09%	60,721
4.85% Series	209,645	83.86%	40,355
5.25% Series	163,079	81.54%	36,921

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300 Erie Boulevard West Syracuse, NY 13202-4250

Niagara Mohawk Preferred Stock/2

Niagara Mohawk intends to make prompt payment for the shares of preferred stock validly tendered and accepted for payment.

Niagara Mohawk, a National Grid company, is based in Syracuse, N.Y. National Grid Group plc is an international, U.K.-based company that builds, owns and operates electricity, natural gas and telecommunications networks. It is one of the top 10 electricity companies in the U.S. and has the largest transmission and distribution network in the New England/New York market, serving 3.2 million customers in upstate New York, Massachusetts, Rhode Island and New Hampshire. National Grid also delivers natural gas to more than 500,000 customers in upstate New York.

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300 Erie Boulevard West Syracuse, NY 13202-4250